

Mail Stop 3030

June 24, 2010

<u>Via U.S. Mail</u>

Mr. Christopher M. Cashman
Chief Executive Officer
SANUWAVE Health, Inc.
11680 Great Oaks Way, Suite 350
Alpharetta, GA   30022

>   **Re: SANUWAVE Health, Inc.**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed March 31, 2010**
>   **File No. 0-52985**

Dear Mr. Cashman:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      Kevin L. Vaughn
                      Accounting Branch Chief